Exhibit 23.5

August 5, 2010

Country Style Cooking Restaurant Chain Co., Ltd
18-1 Guojishangwu Center, 178 Zhonghua Road
Yuzhong District, Chongqing
People’s Republic of China
(86-23) 8671-2610
Attention: Roy Rong, Chief Financial Officer

Dear Mr. Rong,
We hereby consent to the references to our name and the quotation by Country Style Cooking Restaurant Chain Co., Ltd. (the “Company”) in its Registration Statement (as may be amended or supplemented) on Form F-1 submitted, to be submitted or to be filed with the U.S. Securities and Exchange Commission (the “Registration Statement”), of research data and information prepared by us (collectively, the “Data”), and in roadshow and other promotional materials (collectively, the “Promotional Materials”) in connection with the proposed offering. We also hereby consent to the filing of this letter as an exhibit to the Registration Statement.
The Data reflects estimates of market conditions based on targeted interviews with product manufacturers, distributors, and retailers to obtain industry opinion and perspectives, and is prepared primarily as a marketing research tool for manufacturers and others in the industry. References to Euromonitor should not be considered as Euromonitor’s opinion as to the value of any security or the advisability of investing (or not investing) in the Company.

Euromonitor International

Name: George Teh
Title: Account Manager
LONDON • CHICAGO • SINGAPORE • SHANGHAI • VILNIUS
Euromonitor International (Asia) Pte Ltd, registered in Singapore at the above address, is a division of Euromonitor International Plc